Exhibit 99.1

PRESS RELEASE

TP ICAP Midcap initiates coverage of PHAXIAM Therapeutics with a “Buy” recommendation

Lyon (France) et Cambridge (MA, US), October 23, 2023, at 10:05 pm CEST – PHAXIAM Therapeutics (Nasdaq & Euronext: PHXM), a biopharmaceutical company developing innovative treatments for resistant bacterial infections, today announced that TP ICAP Midcap, a brokerage firm and investment bank specializing in small and mid-caps, has initiated coverage of its shares.

In its initiation study entitled “Ambition de leadership mondial de la phagothérapie - Ambition for global leadership in phage therapy” (only available in French), TP ICAP Midcap began covering the stock with a “Buy” recommendation and valued the Company at €8.5 per share1.

About PHAXIAM Therapeutics
PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.
PHAXIAM is listed on the Nasdaq Capital Market in the United States (ticker: PHXM) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: PHXM). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.phaxiam.com

Contacts

PHAXIAM Eric Soyer COO & CFO +33 4 78 74 44 38 investors@phaxiam.com	NewCap Mathilde Bohin / Dušan Orešanský Investor Relations Arthur Rouillé Media Relations +33 1 44 71 94 94 phaxiam@newcap.eu
Forward-looking information
This press release contains forward-looking statements, forecasts and estimates with respect to the clinical programs , development plans, business and regulatory strategy and anticipated future performance of PHAXIAM and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond PHAXIAM's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the inability to maintain the listing of PHAXIAM’s shares on the Nasdaq Capital Market and the Euronext regulated market; (2) changes in applicable laws or regulations; (3) the possibility that PHAXIAM may be adversely affected by other economic, business and/or competitive factors; and (4) other risks and uncertainties indicated from time to time in PHAXIAM’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2022 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on March 28, 2023 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2023 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. PHAXIAM disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in PHAXIAM’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.

1 This information does not constitute an offer to sell or subscribe, or the solicitation of an order to buy or subscribe, securities in France, Europe, the United States or any other country. The provision of a financial analysis production and dissemination service has been agreed between PHAXIAM Therapeutics and TP ICAP Midcap.